Exhibit 99.1

MTS Shareholders Vote Against Proposals Presented by the Lazar
Group and For the Proposal Presented by the Company’s Board of
Directors at the 2021 Extraordinary Meeting of Shareholders

Ra’anana, Israel / Powder Springs, Georgia, USA – May 5, 2021 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today announced that at the Extraordinary General Meeting of shareholders that took place today (the “Meeting”), the Company’s shareholders voted against the proposals presented by Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC (together the “Lazar Group”), as follows:

1.
Proposal to terminate the service term of each of the following currently serving directors: Mr. Haim Mer, the Chairman of the Company’s board of directors, Mr. Scott Burell and Mr. Isaac Onn was rejected by a majority of approximately 61% of the vote cast; and

2.
Proposals to elect David Lazar, Uri Ben-Or and Eric Greenberg to serve as members of our Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified was rejected by a majority of approximately 77%, 61% and 61% of the votes cast, respectively.

On April 20, 2021, the Lazar Group submitted to the Securities and Exchange Commission an amendment to its Schedule 13D, indicating that it sold the majority of its holdings in the Company and holds approximately 1.1% of the Company’s ordinary shares. Following such filing, the Company approached the Israeli court requesting that the court either cancel the Meeting or permit the Lazar Group to vote in the Meeting in accordance with its updated holdings. The Company based its request on the change in circumstances since the notice and proxy statement in connection with the Meeting were submitted to the SEC prior to the execution of the Agreement and Plan of Merger among the Company, New SL Acquisition Corp. (the Company’s wholly-owned subsidiary) and SharpLink, Inc. on April 15, 2021. Subsequent to the record date for the Meeting and after the announcement of the execution of the Agreement and Plan of Merger and the subsequent increase in the price of the Company’s ordinary shares, the Lazar Group sold the vast majority of its holdings in the Company’s ordinary shares.

On May 3, 2021, the court held that in circumstances where a shareholder disposes the majority of his holdings and concurrently seeks to be appointed to the board, he is deemed to have a personal interest in such vote and that this form of conduct constitutes a breach of the shareholder’s duty to act in good faith. The court further held that in connection with the proposed nomination to appoint Mr. Lazar to the Company’s board of directors, his vote will be based on his updated ownership percentage. Therefore, the Company did not include the votes cast by shares sold by the Lazar Group subsequent to the record date for the Meeting in its calculation of the votes cast in connection with the proposed resolution to nominate Mr. Lazar to the Company’s board of directors.

In addition, at the Meeting the Company’s shareholders voted to reelect Scott Burell and Isaac Onn to serve as members of the Company’s board of directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The proposals to re-elect Messrs. Burell and Onn were approved by a majority of approximately 61% of the votes cast, respectively.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated March 25, 2021.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com